                                   Law Offices

                      Stradley, Ronon, Stevens & Young, LLP

                            2600 One Commerce Square
                      Philadelphia, Pennsylvania 19103-7098
                                 (215) 564-8000

                                January 18, 2008

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza-Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Mary A. Cole

                    Re:  Aberdeen Funds
                    File Nos. 811-22132 and 333-146680

Dear Ms. Cole:

     On behalf of the Aberdeen Funds (the  "Registrant"),  please find below the
Registrant's  responses  to the  Staff's  comments  provided  in a letter  dated
November  26,  2007,  with  regard  to  the  Registrant's  initial  registration statement filed on Form N-1A (the "Registration Statement") under the Investment
Company Act of 1940,  as amended (the "1940  Act"),  and the  Securities  Act of
1933,  as amended  (the  "1933  Act"),  with the U.S.  Securities  and  Exchange
Commission  (the  "SEC") on October  12,  2007.  Each  comment is listed  below, followed by the  Registrant's  response to the  comment.  Capitalized  terms not otherwise  defined in this  letter  have the  meanings  assigned  to them in the
Registration Statement.

Prospectus

General

     1. Comment. Investment Policy--For series with an 80% policy, state whether the policy is  fundamental  or not. If not, also state that the series will give shareholders  60 days'  written  notice of any changes in policy.  The  tax-free series' investment policy must be fundamental.

     Response. For each series, except Aberdeen Tax-Free Income Fund, disclosure has been added  indicating that the series' 80% policy is  non-fundamental.  For each series with a  non-fundamental  80% policy required by Rule 35d-1 under the
1940 Act, a 60-day shareholder notice provision has been added. For the Tax-Free
Income Fund, disclosure has been added indicating that the series' 80% policy is fundamental.

     2. Comment. Select Series--The disclosure states that these specialty funds are "concentrated" stock portfolios. Please explain what this term means.

U.S. Securities and Exchange Commission
January 18, 2008

     Response. The disclosure has been revised to remove the term "concentrated"
and state:  "These specialty Funds are stock portfolios  focusing in major world markets and featuring a select group of securities."

     3.  Comment.  Select  Series--The  disclosure  states  that the  series are intended "to help  investors grow their capital  through  investments in leading
U.S. or foreign  companies."  Please generally  specify the types of investments the series will make.

     Response.  The term "equity" has been added to the disclosure identified in order to describe the types of investments the series will make.

     4. Comment.  A Note About Share  Classes--This  section  should be moved to follow the Item 3 disclosure.

     Response. The requested change has been made.

     5. Comment.  Key  Terms--This  section should be moved to follow the Item 3 disclosure.

     Response. The "Key Terms" section of the prospectus has been eliminated. To the extent the terms  described in the "Key Terms" section of the prospectus are applicable to the  strategies of the series,  such terms are now defined  within the "Principal Strategies" section for each series.

     6.  Comment.  Key  Terms--Equity   Securities--This  definition  refers  to
"securities  (or other  investments)  with prices  linked to the value of common stocks...." In your response letter, explain what this phrase includes.

     Response.  The phrase "securities (or other investments) with prices linked to the value of common stocks..." refers to derivative type instruments, such as options and futures on equity securities or indices, that would provide a series exposure to the equity markets.

     7.  Comment.  Key  Terms--Large-,  Medium-,  and  Small-Cap  Companies--The
definitions  use three different index  measurements  with confusing  overlap in capitalization. Please clarify this disclosure.

     Response.  The  Registrant has removed the section  entitled,  "Key Terms."
With respect to each series that  includes the terms "Small Cap" or "Mid Cap" in its name or 80% policy, or includes the term "large cap" in its 80% policy,  the series  uses  the  range  of an  appropriate  index to  define  what the  series considers  to  be  the  size  of  a  company  with  that  market  capitalization identification.

     The  SEC  staff   provided   the   following   guidance   with  respect  to
capitalization definitions in "Frequently Asked Questions about Rule 35d-1": "In developing a definition  of the terms  small-,  mid-,  or  large-capitalization, registrants should consider all pertinent  references,  including,  for example, industry indices,  classifications used by mutual fund rating organizations, and
definitions   used  in  financial   publications.   Definitions  and  disclosure
inconsistent with common usage,  including definitions relying solely on average capitalization, are considered inappropriate by the staff."

     Consistent with other registered investment companies, including the series of the Nationwide Mutual Funds that the series are acquiring, the series utilize appropriate indices, to

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January 18, 2008

define market capitalization.  For example, the series utilize the S&P 500 Index to define large capitalization companies. Other investment companies besides the
Registrant  and  Nationwide  Mutual  Funds  that  define  large   capitalization
companies as those companies within the market  capitalization  range of the S&P
500  Index  include:  the  Evergreen  Large  Cap  Equity  Fund;  Morgan  Stanley
Systematic Large Cap Core Active Extension Portfolio;  Highmark Large Cap Growth
Fund; Fifth Third Structured Large Cap Plus Fund; and the Mellon Large Cap Stock
Fund.   In  addition,   the  Fidelity   Large  Cap  Growth  Fund  defines  large
capitalization  companies as those companies with market capitalizations similar to companies in the Russell 1000 Index or S&P 500 Index. In addition, the series utilize the Russell 2000 Index to define small capitalization  companies.  Other investment  companies  besides the Registrant  and Nationwide  Mutual Funds that define small capitalization companies as those companies contained in, or within the market  capitalization range of, the Russell 2000 Index include:  SSgA Small
Cap  Fund;  Rice  Hall  James  Small Cap  Portfolio;  Evolution  Small Cap Fund;
Neuberger  Berman Small Cap Growth  Fund;  Fidelity  Small Cap  Enhanced  Index;
Highmark  Equity  Funds--Small  Cap Advantage  Fund;  James Small Cap Fund;  and
Frontegra  Funds,  Inc.--Frontegra  IronBridge Small Cap Fund. The S&P 500 Index
and Russell  2000 Index are indices  commonly  used by large cap funds and small cap funds, respectively, for performance comparison purposes.

     Therefore,  based on the SEC's previous  guidance and the use of indices to define market capitalization by the mutual fund industry as described above, the
Registrant  believes  its use of  indices  to define  market  capitalization  is appropriate and reasonable.

     8.  Comment.  Principal  Strategies--For  convertible  debt,  indicate what ratings the adviser will use.

     Response.  Although  the Funds may invest in  convertible  debt,  it is not anticipated that the series will have any significant  investment in convertible debt.  Any  investment  in  convertible  debt will consist of  investment  grade securities.

     9.  Comment.  Principal  Strategies--If  the  series  may invest in foreign securities, please so state.

     Response.  For each series for which investment in foreign  securities is a principal  investment,  disclosure  is  contained  in  that  series'  "Principal
Strategies" section.

     10. Comment.  Principal  Risks--Where  appropriate,  add foreign securities risk.

     Response.  Foreign  securities  risk is included in the  "Principal  Risks"
section for each series for which it is applicable.

     11. Comment: Principal Risks--Where portfolio turnover is a principal risk, explain  how  this  is  consistent  with  an  investment  objective  of  capital appreciation.

     Response.  A series that anticipates that it may have a portfolio  turnover rate that exceeds 100% per year discloses the risks of high portfolio  turnover, which is consistent with the requirements of Item 4 of Form N-1A. The Registrant does not  believe  that a portfolio  turnover  rate  exceeding  100% per year is inconsistent with an investment objective of capital  appreciation.  Each series with an investment objective of capital appreciation seeks to increase the value of its portfolio,  and thus, its net asset value per share. A significant number of purchases and sales of

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January 18, 2008

portfolio  securities in the course of a year,  which the adviser  believes will increase the value of the series' investment portfolio, is not inconsistent with an objective of capital appreciation.

Aberdeen Mid Cap Growth Fund

     12.  Comment.  Principal  Risks--Concentration  Risk--Clarify  whether  the
series  has  a   concentration   policy  and   whether  or  not  the  series  is
"diversified."

     Response.  This  series  does not have  policy to invest 25% or more of its assets in a specific  industry.  The principal risk identified as "Concentration
Risk" has been renamed  "Focused  Investment  Risk," which  discusses  the risks associated  with the series'  policy of "focusing"  its  investments by normally holding  only 25 to 40  securities.  Although  the  series  only  holds 25 to 40 securities,  it is classified as a diversified  fund,  and  therefore,  does not identify itself as non-diversified in the prospectus.

     13.  Comment.  Portfolio  Turnover--For  the appropriate  series,  add high portfolio turnover to the strategies section of the prospectus.

     Response. The appropriate disclosure has been added.

     14.  Comment.  Fees and  Expenses--Please  move the fee table  footnotes to follow the example.

     Response. The requested change has been made.

     15.  Comment.  Fees and  Expenses--The  line item under  Total  Annual Fund
Operating  Expenses  should  read  "Less:  Amount  of  Fee   Limitations/Expense
Reimbursements"  and the line under that should read: "Net Annual Fund Operating
Expenses," deleting the phrase "(After Limitations/Reimbursements)".

     Response. The requested change has been made.

     16. Comment.  Fees and Expenses--In footnote 2: Is the reduction applicable to the entire purchase or only the amount over $50,000?

     Response.  The reduction is  applicable  to the entire  purchase as further described  in  "Section  4,  Investing  with  Aberdeen  Funds:  Choosing a Share
Class--Reduction and Waiver of Class A Sales Charges."

     17. Comment. Fees and Expenses--Footnote 6: Please explain whether imposing a redemption fee on exchanges  complies with the provisions of Section 11 of the
Investment Company Act of 1940 ("1940 Act").

     Response.  Imposing a redemption fee on exchanges is not inconsistent  with
Section 11 of the 1940 Act pursuant to Rule 11a-3 under the 1940 Act.

     18. Comment.  Fees and  Expenses--Footnote 8: Please explain what amount is included on "Other  Expenses." Also, add "during the current fiscal year" to the last sentence in this footnote.

     Response. The requested disclosure has been added to Footnote 8.

U.S. Securities and Exchange Commission
January 18, 2008

     19. Comment.  Fees and  Expenses--Footnote  9--This section states that the expense limitation agreement "may exclude other non-routine expenses...." Please describe what these are.

     Response.  The expense  limitation no longer  excludes  "other  non-routine expenses." The disclosure in Footnote 9 has been modified accordingly.

Aberdeen Select Equity Fund

     20. Comment.  Summary--If the series does not have a concentration  policy, delete the word "concentrated" from the investment objective.

     Response. The investment objective has been revised as requested.

     21. Comment. Principal  Strategies--After the bullet points, the disclosure should state that the series "will"  invest a significant  portion of its assets in the  securities of a small number of companies.  Also,  are there any foreign issuers that meet the  definition  of having their stock trade  primarily in the
U.S.?

     Response.  The requested change has been made to state that the series will invest a significant  portion of its assets in the  securities of a small number of companies.  Under the series' definition of "U.S. companies", a company whose securities are primarily  traded in the United States would be considered a U.S.
company. The Registrant believes that this position is consistent with the SEC's historic  guidelines used in determining  when a company is economically  tied a particular country.

     22.  Comment.   Fees  and  Expenses--What   part  of  "Other  Expenses"  is
administrative service fees?

     Response.  Disclosure  has been added to the  footnotes to the total annual
operating   expenses  table  for  each  series  that  indicates  the  amount  of administrative  service fees, if any, that are included in "Other  Expenses" for each applicable class.

Aberdeen Small Cap Fund

     23. Comment.  Principal  Strategies--The  second  paragraph states that the series' assets are typically allocated in equal portions to each manager.  State somewhere who determines the allocation.

     Response.  The  requested  disclosure  has  been  added  to the  "Principal
Strategies" section of the prospectus for the series.

Aberdeen Select Worldwide Fund

     24.  Comment.  Indicate  that the  series  will  invest at least 40% of its assets  outside  the  U.S.,  but  may go  down  to  30%  during  unusual  market conditions.  This  comment  applies to all series  that have  "global"  in their names.

     Response:  The requested  disclosure has been added to the Aberdeen  Select
Worldwide  Fund,  Aberdeen  Global  Financial  Services Fund and Aberdeen Global
Utilities  Fund.  Each of the  following  series has been  renamed as follows to remove the term "global" from its name:

U.S. Securities and Exchange Commission
January 18, 2008

Aberdeen  Health  Sciences Fund,  Aberdeen  Natural  Resources Fund and Aberdeen
Technology and Communications Fund.

     25. Comment.  Clarify the meaning of the use of derivatives  "for efficient portfolio  management."  Will the  series use  derivatives  for  hedging  and/or speculation?

     Response.  The disclosure regarding the use of derivatives has been revised to read  as  follows:  "The  Worldwide  Fund  may use  derivatives  either  as a substitute for taking a position in an underlying  asset, to increase returns or as part of a hedging strategy."

Investment Adviser

     26. Comment. Does the adviser or subadvisers have prior experience managing investment companies?

     Response.  The adviser has prior experience managing investment  companies.
Each of the  subadvisers,  except  Credit  Suisse  Asset  Management,  LLC,  has experience managing investment companies.

International Series

     27. Comment. Key Terms--Why are the market capitalization terms appropriate for China companies and/or developing markets companies?

     Response. The "Key Terms" section of the prospectus has been eliminated and the market  capitalization terms that were stated in the "Key Terms" section are not used for China companies or developing markets companies.

Aberdeen China Opportunities Fund

     28. Comment.  Equity  Securities--Whenever  this term is used in "Principal
Strategies," please describe the specific securities available for investment.

     Response.  The  appropriate  disclosure  has been  added to the  "Principal
Strategies"  section for each series for which the term "equity  securities"  is used.

     29. Comment. Supplementally explain the meaning of the last sentence of the third bullet point under the heading Principal Strategies.

     Response. As stated in the third bullet point under the heading, "Principal
Strategies," the series may invest in a company that derives at least 50% of its revenue or  earnings  from goods or  services  sold or produced in China or Hong
Kong or has at least 50% of its assets  there.  However,  a company that derives the majority of its revenue or earnings  from goods or services sold or produced in China or Hong  Kong,  may,  for  example,  have its  principal  office or its principal trading market in another country.

     30.  Comment.  Principal  Strategies--Briefly  describe the  "Equity-Linked
Notes," including the risks associated with these  investments.  Supplementally, explain the meaning of the statement that such notes are classified according to their underlying or referenced security or securities.

U.S. Securities and Exchange Commission
January 18, 2008

     Response.  A  description  of  equity-linked  notes  and  the  risks  of an investment  in  equity-linked  notes have been  included in the  prospectus.  An equity-linked  note may be  classified as an equity  investment  because it will have economic characteristics similar to an equity investment.

     31. Comment. Principal Risks--List any China-specific risks that need to be disclosed.  Also,  under  Geographic  Risks,  describe  the  "additional  risks"
referred to.

     Response.  The risk entitled,  "Geographic  Risk" has been modified to also include China-specific risks.

Aberdeen Developing Markets Fund

     32. Comment. Objective--How is it determined that companies are "located in emerging market countries."

     Response.  Disclosure has been added to the "Principal  Strategies" section for the  series  stating,  "The Fund  considers  companies  to be  located  in a developing market country when: (i) they have their principal securities trading market in a developing  market country;  (ii) alone or on a consolidated  basis, derive 50% or more of annual revenue or assets from goods  produced,  sales made or services  performed in developing  market  countries;  or (iii) are organized under the laws of, and have a principal office in, a developing market country."

Aberdeen Hedged Core Equity Fund

     33. Comment. Principal  Strategies--Indicate that the series will invest at least 80% of its assets in equity  securities.  Also,  if the series will borrow for investment purposes, disclose this and add appropriate disclosure.

     Response.  The  appropriate  non-fundamental,  80% policy  with  respect to investing  in equity  securities  has been added to the  "Principal  Strategies"
section for the series in the  prospectus.  The series does not intend to borrow from a bank for investment purposes.

     34.  Comment.  Describe the series'  expected  portfolio  turnover rate. If high, how does this comport with its investment  objective of long-term  capital appreciation?

     Response.  Disclosure  regarding  the expected  portfolio  turnover rate of
150%-200% per year for the series has been added to its  "Principal  Strategies"
section.  The Registrant  does not believe that the series'  portfolio  turnover rate of  150%-200%  per year is  inconsistent  with an  investment  objective of capital  appreciation.  The series seeks to increase the value of its portfolio, and thus, its net asset value per share,  which is consistent with an investment objective of capital appreciation.

     35.  Comment.  In the paragraph  above  "Principal  Risks," the  disclosure states  that the series may engage in  lending to  generate  additional  income.
However,  income is not an investment  objective.  Explain.  Also,  explain what other reasons the series may have for lending portfolio securities.

     Response.  Although the series does not have a stated investment  objective of seeking  income,  the Registrant does not believe that engaging in securities lending  is  inconsistent  with the  series'  investment  objective  of  seeking long-term capital appreciation.  The Registrant believes that securities lending is a practice  that can benefit the series by providing  income  generated  from

U.S. Securities and Exchange Commission
January 18, 2008

loans on portfolio securities held for long-term investment and that such income can positively  affect the  performance of the series.  Securities  lending is a practice  common in the mutual fund  industry  with respect to equity funds that seek capital appreciation.

Aberdeen Market Neutral Fund

     36. Comment.  Principal  Strategies--The  disclosure states that the series may utilize derivatives to generate income. This is not an investment objective.
Explain.

     Response. The disclosure has been changed to remove the statement "generate income" and to replace it with "increase returns."

Aberdeen Equity Long-Short Fund

     37. Comment.  Objective--What  does the "Leader"  paragraph have to do with the series' investment objective?

     Response.  The "Leader"  paragraph  has been  removed from the  "Objective"
section for the series and a modified paragraph removing the concept of "Leader"
has been included in the  "Principal  Strategies"  section for the series in the prospectus.

     38. Comment.  Fee Table--The line item for underlying  expenses should read
"Acquired Fund Fees and Expenses." Also,  delete "Direct and Acquired Fund" from
Total Annual Operating Expenses. See Instruction 10 to Item 3 of Form N-1A. Make
these changes for all fund of fund series.

     Response. The requested changes have been made.

     39.  Comment.  Fee  Table--Footnote  11 refers to  investments in shares of investment  companies.  The principal  strategies section states that the series will invest in ETFs.  Will the series invest in investment  companies other than
ETFs?

     Response.  The series does not  contemplate  investing in other  investment companies other than ETFs.

Aberdeen Global Financial Services Fund

     40.  Comment.  Principal  Risks--Should  this  section  include a  currency exchange risk and an emerging  markets  risk?  Also,  concentration  risk should refer to "total assets" instead of "net assets."

     Response.  The requested change to the "Concentration Risk" has been added.
At the  end of the  "Principal  Risks"  section  we  have  added  the  following statement: "For additional information regarding the above identified risks, see
Section 2, Fund Details:  Additional  Information about Investments,  Investment
Techniques  and  Risks."  In  Section 2 of the  prospectus  more  disclosure  is provided about currency exchange risk and emerging markets risk.

Aberdeen Global Natural Resources Fund

     41. Comment.  Principal  Strategies--List  all related services in the last bullet point in the first set of bullet points.

U.S. Securities and Exchange Commission
January 18, 2008

     Response. The appropriate disclosure has been added.

     42.  Comment.  May  the  series  invest  in any  and  all  commodity-linked derivatives?

     Response.  The  series  is  permitted  to  invest,  but does not  currently anticipate investing,  in commodity-linked  derivatives that provide exposure to the natural resources  discussed in the "Principal  Strategies"  section for the series. The series will only invest in commodity-linked  derivatives  consistent with its fundamental investment  restrictions and the disclosure provided in the statement of additional information.

     43. Comment.  Derivatives  Risk--Does  this risk refer to  commodity-linked derivatives?  The  principal  strategies  section  only  mentions  this  type of derivative.

     Response.  The  "Principal  Strategies"  section  for the  series  has been revised to indicate that the series may invest in other types of derivatives.

Aberdeen Global Technology and Communications Fund

     44. Comment. Principal Strategies--Clarify what companies/industries are in the technology sector.

     Response.  The  disclosure in the  "Principal  Strategies"  section for the series has been revised to better  clarify what  companies  and  industries  are included in the technology and communications sectors.

     45.  Comment.  Principal  Risks--There  is no mention of derivatives in the principal  strategies  section,  but they are listed as  comprising  a principal risk.

     Response. The series does not engage in derivatives as a principal strategy and will not include  derivatives risk in the "Principal  Risks" section for the series.

Optimal Allocations Series Fund

     46.  Comment.   General--Please  separate  the  individual  series  of  the
Allocation  Series,  giving the specific risk associated  with each series.  The principal risks should be stated and described for each series separately.

         Response.  The requested changes have been made.

Optimal Allocations Fund:  Defensive

     47.  Comment.  Principal  Strategies--The  first  sentence  in  the  second paragraph is confusing since it speaks of maximum total return, which also is an investment  objective.  With  respect  to the  stocks in which the  series  will invest,  what  market  capitalization  will  apply?  With  respect to the bonds, describe the maturity and quality of the bonds in which the series may invest.

     Response.  The sentence identified in the comment describes that the series will seek maximum  "real return"  while  attempting to preserve  capital as this series'  strategy of  maximizing  total  investment  return for a given level of risk. In addition,  disclosure has been included in the  "Principal  Strategies"
section for the series discussing the market capitalization of companies and the maturity and quality of the bonds in which the underlying funds may invest.

U.S. Securities and Exchange Commission
January 18, 2008

Optimal Allocations Fund:  Growth

     48.  Comment.  The  investment  objective  of  growth  of  capital  is  not consistent  with the  objective  stated on the previous page for all the Optimal
Funds.

     Response.  The  disclosure  states that the series pursues its objective of maximizing  total  investment  return  for a given  level  of risk by  primarily seeking growth of capital. Growth of capital is a component of total return, and therefore, a strategy consistent with the series' objective.

Optimal Funds--General

     49. Comment. Asset Classes--The target allocation ranges have the following headings: Defensive; Moderate; Moderate. Is this a typographical error?

     Response. Yes. The typographical error in the target asset allocation chart has been corrected.

     50.  Comment.  Risks  Associated  with  Stocks--Discuss  the initial public offering  risk in  principal  strategies.  With  respect to REIT and real estate risk, explain whether the series will invest in real estate in a form other than
REITs. Discuss this in principal strategies.

     Response. The appropriate disclosure has been added.

     51. Comment.  Fees and  Expenses--Move  the line item showing  acquired und operating  expenses above total expenses as required by Instruction 10 to Item 3 of Form N-1A.

     Response. The requested change has been made.

Aberdeen Small Cap Fund

     52. Comment. Key Terms--In this section,  small cap includes companies with
$27 million market cap. Explain supplementally how this is "small cap."

     Response.  The series  defines  "small cap  companies"  by reference to the market  capitalization  range of a  commonly  used  index for small cap funds as discussed in the Registrant's response to comment #7.

     53.  Comment.  Fees and  Expenses--The  fee table  includes a line item for acquired fund expenses.  There is no mention in the principal strategies section that the series will invest in other funds. Please reconcile the disclosure.

     Response.  The series has added  appropriate  disclosure  stating  that the series may invest in exchange traded funds.

Aberdeen Small Cap Opportunities Fund

     54. Comment.  Principal  Strategies--The  disclosure states that the series may use  derivatives  for "more efficient  portfolio  management."  Clarify this disclosure: Will the series use derivatives for hedging and/or speculation?

U.S. Securities and Exchange Commission
January 18, 2008

     Response.  The disclosure regarding the use of derivatives has been revised to read as follows: "The Small Cap Opportunities Fund may use derivatives either as a  substitute  for taking a position  in an  underlying  asset,  to  increase returns or as part of a hedging strategy."

Aberdeen Small Cap Value Fund

     55. Comment. Principal Risks--This disclosure mentions REIT risk, but there is no mention of REIT investments in principal strategies.

     Response.  The disclosure  regarding the series' ability to invest in REITs has been enhanced in the  "Principal  Strategies"  section for the series in the prospectus.

Aberdeen Tax-Free Income Fund

     56.  Comment.  Principal   Strategies--Briefly  describe,  including  risks
associated therewith,  what the adviser will do if a portfolio security's rating
falls  below  investment  grade.   Confirm   supplementally  that  floating  and
variable-rate bonds are limited to 20% of the portfolio.  Also, explain the last sentence in the first paragraph of this section with respect to the selection of securities that provide "value." In other words, provide a better description of how the adviser will select securities for the portfolio.

     Response.  The series has added disclosure  regarding what the adviser will do it a portfolio  security's rating falls below investment grade.  Under normal circumstances,  floating  rate and variable rate bonds are limited to 20% of the series'  portfolio.  Disclosure  has been  added to the  "Principal  Strategies"
section for the series to better describe the security selection process for the series' portfolio.

Statement of Additional Information

     57. Comment. Additional Information on Portfolio Instruments and Investment
Policies--All  Funds--The list of policies includes foreign  currencies and swap
agreements.   If  these  are  principal   investment   strategies,   revise  the
prospectuses  accordingly.  This  comment  applies  to all  securities/types  of investments listed in these tables.

     Response.   All  investments  that  a  series  considers  to  be  principal investments are disclosed in the series' prospectus.

     58. Comment.  Borrowing--If borrowing constitutes a principal strategy, add appropriate disclosure to the prospectuses.

     Response.  Borrowing from banks for investment  purposes is not a principal strategy for any series.

     59.  Comment.  Investment  Restrictions--With  respect to the second bullet point, state somewhere what the 1940 Act currently permits.  With respect to the sector  series,  state that they will not  concentrate  investments in any other industry or group of industries.

     Response.  The disclosure  requested  regarding borrowing is included under the heading  "Borrowing" in the SAI. Disclosure has been added stating that each of the sector  series  will not  concentrate  in any other  industry or group of industries not identified in its concentration policy.

U.S. Securities and Exchange Commission
January 18, 2008

                                   * * * * * *

     Please do not  hesitate  to contact me at the above  number if you have any questions or wish to discuss any of the responses presented above.

                                                          Sincerely yours,

                                                          /s/Jana L. Cresswell
                                                          Jana L. Cresswell

cc:      Lucia Sitar, Esq.